ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

August 8, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to our previous letter dated July 8, 2011 concerning our correspondence filed with your department previous to that date on June 24, 2011.

The Company has had to revise its suggested submission date for the revised Form 10-K/A for the period ended September 30, 2010 and Form 10-Q/A for the period ended December 31, 2010 and Form 10-Q/A for the period ended
March 31, 2011. The Registrant, ISA Internationale Inc., is referred to in this letter as the "Company" or "ISAT".

As per our letter dated July 8, 2011, we will be submitting the revised submission on or before September 10, 2011. The requirements for the company to deal with XBRL requirements and date coversions has caused us delays in meeting the original intended submission date of August 8, 2011. We as for your consideration in this matter.


The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.